

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2014

<u>Via U.S. Mail</u>
Timothy M. Roberts
Chief Executive Officer
Alarming Devices, Inc.
112 North Curry Street
Carson City, NV 89703-4934

> **Re: Alarming Devices, Inc.**
> **Form 8-K**
> **Filed March 14, 2014**
> **File No. 333-157010**

Dear Mr. Roberts:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you have not treated the transaction that is the subject of the above-referenced Form 8-K as a change in shell company status as you have not provided the Form 10 information for StationDigital, Inc., as required by Item 2.01(f) of Form 8-K. However, based on your Form 10-Q for fiscal quarter ended November 30, 2013, it appears that you may have been a shell company, as defined in Exchange Act Rule 12b-2, prior to the transaction. We note that, as of November 30, 2013, you had no assets, and we note the statement on page F-6 of such Form 10-Q that "[t]he Company is currently inactive." Please provide us with your analysis for why you did not treat the transaction that is the subject of the above-referenced Form 8-K as a change in shell company status. Alternatively, please amend the above-referenced Form 8-K to include the disclosure required by Item 2.01(f) of Form 8-K and the financial statements required by Item 9.01(a) and (b) of Form 8-K. Note that if the transaction

resulted in a change in shell company status, you may not rely on the 71 calendar day extension for providing such financial statements. Refer to Item 9.01(c) of Form 8-K.

2. A review of your reporting history indicates that you do not appear to be required to continue to file reports pursuant to Section 15(d) of the Exchange Act in connection with the registration statement on Form S-1 (file no. 333-157010) that you originally filed on January 29, 2009. However, you have checked the box on the cover page of your quarterly report on Form 10-Q for the period ended November 30, 2013 to indicate that you are "subject to such filing requirements." Please tell us why you believe that you are obligated to continue to file periodic and current reports. In this regard, we note that you may file a Form 15 to suspend your reporting obligations, if you agree that you are eligible to do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer López, Staff Attorney at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director